(310) 228-5730

March 7, 2005

VIA EMAIL AND FEDERAL EXPRESS

B. Amon James, Assistant US Trustee

U.S. Department of Justice

Office of the United States Trustee

222 West Oglethorpe Avenue
Suite 302

Savannah, GA 31401-3608

Re: In re Friedman's Inc. (and related debtors) (the "Debtors"); Case No. 05-40129-LWD, Jointly Administered (the "Chapter 11 Cases")

Dear Mr. James:

Thank you for the opportunity to reply to the responses you received from the Debtors (the "Debtors Response") and the Official Committee of Unsecured Creditors (the "Committee," and the "Committee Response," respectively) to the request set forth in that letter to you dated February 16, 2005 (the "February 16, 2005 Letter") submitted by Stutman, Treister & Glatt on behalf of its clients Regis and Yacktman.

Far from establishing clear grounds for denying the appointment of an Official Series A Common Stock Committee, the Debtors Response and the Committee Response demonstrate the critical importance of timely appointing an Official Series A Common Stock Committee. Below is a brief summary of the detailed sections that follow:

Solvency

Significantly, the Debtors Response does not unequivocally state that the Debtors are insolvent. Rather, in lawyerly language cautioning the public markets, the Debtors' message on solvency is limited to: the Debtors may not be solvent. The Debtors' position falls far short of the relevant inquiry established under the case law if a Bankruptcy Court were considering the appointment of an equity committee ie whether the Debtors appear to be hopelessly insolvent. Moreover, the Debtors' position implicitly acknowledges that the Debtors may be solvent. For purposes of the United States Trustee's inquiry as to whether it is appropriate to exercise its discretion an appoint an equity committee the February 16, 2005 Letter sets forth the facts and circumstances demonstrating that it is appropriate for the United States Trustee to exercise its discretion.

The Committee Response, on the other hand, does not provide any meaningful or credible contribution to the solvency analysis. While the Committee declares equity is "out of the money" (see Committee Response at 6), it apparently does so based upon undisclosed information that has not been subject to the test of critical review or cross-examination. As such, the Committee's assertion is unreliable. Further, the Committee's blatant hostility to the formation of an equity committee, openly partisan advocacy, and hyperbolic rhetoric renders its positions utterly void of any credibility.

Adequate Representation

Incredulously, both the Debtors and the Committee suggest that the Board of Directors, none of whom were elected by the Series A Holders, and who directly or indirectly are subject to the voting control of the Series B Holder, can adequately represent the Series A Holders. The Series A Holders are parties in interest in these Chapter 11 Cases with the right to participate and be heard. Currently, without a committee representation, Series A Holders are left to their own devices, are not part of an organized process or information flow, have been left out, and will continue to be left out, of the "behind the scenes" give and take that is the hallmark of the chapter 11 process. As the Debtors and the Board are charged with a fiduciary duty to all stakeholders, they cannot possibly serve the best interests of a single class of stakeholders such as the Series A Holders. In addition, because the Debtors and the Board are, as the Debtors and the Committee assert, subject to the voting control of the Series B Holder, the Board presently must answer to the Series B Holder. As an insider and the person who controlled the Debtors' actions that are now the target of multiple investigations and lawsuits, it is entirely inappropriate to conclude that the Series B Holder can adequately represent the interests of the Series A Holders who represent approximately 94% of the combined economic interests of the Series A Holders and Series B Holder.

THE DEBTORS DO NOT APPEAR TO BE HOPELESSLY INSOLVENT

Both the Debtors and the Committee rely upon In re Williams Communications Corp., Inc., 281 B.R. 216 (Bankr. S.D.N.Y. 2002) for the proposition that Regis and Yacktman must prove that there is a substantial likelihood of a recovery for equity holders in order for the United States Trustee to appoint an Official Series A Common Stock Committee. The decision in Williams does not impose such a burden upon Regis and Yacktman. Moreover, the Bankruptcy Code sets forth the standard governing the determination of the United States Trustee to appoint an equity committee.

Section 1102(a)(1) of the Bankruptcy Code is clear with respect to the standard governing the conduct of the United States Trustee the United States Trustee "may appoint additional committees of creditors or of equity security holders as the United States trustee deems appropriate." 11 U.S.C. Section 1102(a)(1); see also Williams, 281 B.R. at 221 ("The UST, when it 'deems appropriate,' may appoint an equity committee pursuant to section 1102(a)(1) of the Code. The permissive language ("may") of the statute indicates that the UST's authority to appoint such a committee is discretionary"). The United States Trustee is not bound by the Williams case or any other case law. If the United States Trustee deems it appropriate to appoint an Official Series A Common Stock Committee, it has the discretion to do so. It is respectfully submitted that the February 16, 2005 Letter (as supplemented hereby) sets forth sufficient facts and circumstances for the United States Trustee to exercise its discretion and conclude that it is appropriate to appoint an Official Series A Common Stock Committee.

Case law addressing the issue of the appointment of an equity committee pertains to section 1102(a)(2) of the Bankruptcy Code which governs the decision of the Bankruptcy Court to appoint an equity committee, and not the United States Trustee; it states:

On request of a party in interest, the court may order the appointment of additional committees of creditors or of equity security holders if necessary to assure adequate representation of creditors or of equity security holders.

To the extent that the United States Trustee draws upon existing case law under section 1102(a)(2) to inform its analysis, the Williams decision does not support the arguments advanced by the Debtors and the Committee.

The bankruptcy court in Williams noted that the Bankruptcy Code does not define "adequate representation," that the Bankruptcy Court's analysis under section 1102(a)(2) is "based on the facts of each case," and that "courts have structured the analysis around the following factors: the number of shareholders, the complexity of the case, and whether the cost of the additional committee significantly outweighs the concern for adequate representation." Id. at 220. With respect to the third factor, the bankruptcy court in Williams noted that "the courts employ a balancing test to weigh the cost of an equity committee versus the 'concern for adequate representation,'" and identified as factors in such analysis: delay, whether equity holders were represented by other committees, and whether the debtor "appears to be hopelessly insolvent." Id. With respect to the last factor, the Williams Court stated five different times that it found that the debtor in question appeared to be hopelessly insolvent:

    "Although there is no clear litmus test, it is clear that the Debtors appear to be hopelessly insolvent." Id. at 220 (emphasis in original);
    "For all of these reasons, I find that the Debtors appear to be hopelessly insolvent." Id. at 221;
    "This Court has made a determination that [the debtors] appear to be hopelessly insolvent based on many different factors."  Id. at 221;
    "[I]t has reached a practical conclusion, based on a confluence of factors, that the Debtors appear to be hopelessly insolvent." Id. at 221 (emphasis in original);
    "Accordingly, this Court finds it reasonable to conclude that the Debtors appear to be hopelessly insolvent for the purposes of determining whether an equity committee should be appointed." Id. at 222.

The factors that the Williams court relied upon in making its finding that the debtors "appear to be hopelessly insolvent" included: (i) the debtors' balance sheet showing that liabilities exceeded assets by $2.62 billion; (ii) the debtors' public debt was trading at a discount to face; and (iii)  the pending proposed plan of reorganization contemplated a recovery to unsecured creditors of twenty cents on the dollar. Id. at 220-221.

Following the Court's specific and detailed finding that the debtors "appear to be hopelessly insolvent," the Williams Court noted the movant's argument that there was a "possibility of solvency," and analyzed and rejected the specific arguments made. Id. at 222. It is after completing this analysis of the movant's arguments and rejecting them, that the Williams Court opines, in dicta, that an equity committee should not be appointed unless equity holders establish a "substantial likelihood that they will receive a meaningful distribution in the case." Id. at 223.

The reliance by the Debtors and the Committee on this dictum for the proposition that Regis and Yacktman must prove "a substantial likelihood that they will receive a meaningful distribution" is misplaced. The quoted phrase from the Williams case can only be understood in context to the earlier, detailed, and specific findings (stated five different times as noted above) that the debtors in Williams "appear to be hopelessly insolvent." It was in light of this finding that the Williams Court noted the burden imposed on the equity holders to overcome the finding that the debtors appear to be hopelessly insolvent in that case.

Here, the predicate finding of "appears to be hopelessly insolvent" cannot be made. In contrast to the facts in Williams, the Debtors' Exhibit "A" to its Voluntary Petitions indicates that the Debtors' assets exceed liabilities by $180,156,000 (see Exhibit "3" to the February 16, 2005 Letter); the Series A Common Stock is trading in the market place and the closing price on Friday, March 4, 2005 was $1.66 per share, indicating a market value for the Series A Common Stock of $29,247,238 as of that date (based upon 17,618,818 shares outstanding); and (iii) a Term Sheet (Exhibit "14" to the February 16, 2005 Letter) for a plan of reorganization for the Debtors has been proposed that provides for payment in full to all creditors and a recovery for Series A Holders.

Furthermore, there are numerous other data points that contradict any suggestion that the Debtors "appear to be hopelessly insolvent," including:

    The Debtors have repaid approximately $80 million of prepetition secured debt, replaced it with a $125 million postpetition secured revolving facility, and are apparently making substantial progress towards implementing its stated restructuring, including implementing a going out of business sale at 164 locations, which sale is estimated to generate at least approximately $13.3 million to pay down the postpetition debt, and is estimated by the Debtors to save the Debtors approximately $6.9 million in annual expenses;
    The Debtors' placement of a new $125 million postpetition credit facility, and the borrowing base formulas and covenants contained therein, evidence an asset base and earnings capacity of a healthy and viable operating entity;
    Industry comparisons, historical operations, and a normalized base of 481 operating stores collectively indicate that the Debtors should generate approximately $300 million of aggregate net revenue. [It is noteworthy that the Committee, in the Committee Response, with the benefit of non-public available information, states that: "After the conclusion of the going out of business sales, their projected annual revenues are under $400 million." Committee Response at 4. The natural reading of this sentence is that projected annual revenues are over $300 million but less than $400 million];
    Industry comparisons, historical operations, and a normalized base of 481 operating stores collectively indicate that the Debtors should reasonably expected to generate at least $30 million of aggregate net earnings before interest, taxes, depreciation and amortization (EBITDA). [If the aggregate net revenue is higher than $300 million, then the Debtors should generate more than $30 million of aggregate net EBITDA];
    Based upon normalized earnings and a core portfolio of 481 stores, market multiples indicate an enterprise value in excess of the Debtors' known pre-petition liabilities and long-term debt (as reduced by the proceeds from the sale of closed stores);
    Any valuation of the Debtors' enterprise must take into account the additional value represented by the Debtors' accounts receivable portfolio, litigation claims (including insurance recoveries) and other non-operating assets (e.g., tax refunds); and
    As of September 7, 2004 the Debtors represented to their lenders that they were solvent. See Exhibit "16" to the February 16, 2005 Letter.

In considering the issue of the Debtors' solvency, it is important to note that the Debtors, in the Debtors Response, do not unequivocally state that the Debtors are insolvent. Rather, in carefully crafted language, the Debtors state: "[t]he Debtors believe that if the Bankruptcy Court were required to make a determination today, there is a substantial likelihood that the Bankruptcy Court would determine that the Debtors are not solvent." Debtors' Response at p 5. With full knowledge of the case law, the Debtors do not state that the Debtors "appear to be hopelessly insolvent." The natural reading of the language that is used by the Debtors indicates that there is some likelihood that the Bankruptcy Court would determine that the Debtors are solvent. The measure of this likelihood is irrelevant any likelihood of insolvency irrefutably contradicts the conclusion that the Debtors appear to be hopelessly insolvent.

In the Debtors Response, the Debtors also make two other statements bearing on the issue of solvency: (i) "holders of Friedman's common stock (both Series A and Series B common stock) and other equity interests (such as options and warrants) should assume that they could receive little or no value as part of a plan of reorganization" (emphasis added); and (ii) "the Company considers the value of the common stock to be highly speculative and cautions equity holders that the stock may ultimately be determined to have no value." (Emphasis added.) The Debtors' acknowledgement that the common stock could have value, even if it is "little," refutes any finding that the Debtors appear to be hopelessly insolvent. Similarly, implicit in the caution that the stock may ultimately be determined to have no value, is the concession that the stock may also ultimately be determined to have some value.

In contrast to the Debtors, the Committee argues that the Series A Common Stock is "clearly 'out-of-the money,'" (see Committee Response at 6) thus declaring that the Committee is smarter than the public markets. Significantly, even after disclosure of the views of the Debtors and the Committee, the public markets continue to affirm that the Debtors are solvent. The Committee's "declaration" is allegedly supported by undisclosed financial information. Without such information being disclosed and subject to review and cross-examination, the Committee's purported valuation is unreliable. Furthermore, the Committee's open hostility to an equity committee and the hyperbole which fills the Committee Response compels the conclusion that the Committee's position is not credible.

Even if one were to disregard the facts and dignify the Committee position with a response, the suggestion that one party's view that the Debtors could be insolvent by as little as $17 million (see Committee Response at 6), does not support a conclusion that the Debtors appear to be hopelessly insolvent. Moreover, the Committee's position does not refute that, based upon all of the facts and circumstances presented in these Chapter 11 Cases, it is absolutely appropriate for the United States Trustee to exercise its discretion and to appoint an Official Series A Common Stock Committee to ensure that all of the Series A Holders are represented.

THE CLASS A HOLDERS ARE NOT ADEQUATELY REPRESENTED BY AN INSIDER WHO HAS VOTING CONTROL OF THE DEBTORS AND AS TO WHOM THE CLASS A HOLDERS ARE ADVERSE

The Debtors argue that the Board of Directors adequately represent "its stakeholders . . . in its fiduciary mission in the chapter 11 cases to maximize business enterprise value for all of the Debtors' stakeholders." Debtors Response at 6. This argument, of course, is not sufficient to deny representation of an equity committee as it is true in all chapter 11 cases that it is the duty of a debtor in possession "to maximize business enterprise value for all of the Debtors' stakeholders." If a debtor's duty to maximize value for all stakeholders were sufficient to preclude the appointment of an equity committee, there would be no basis for section 1102 to be included in the Bankruptcy Code.

The relevant point of inquiry is not whether the Debtors are doing their job as a fiduciary to the estates, but whether the Debtors can adequately represent the specific interests of the Series A Holders. It is evident that they cannot as outlined below:

    The Debtors released claims against the Prepetition Revolving Lender Parties, thereby leaving it to other parties in interest, including Regis and Yacktman, to protect their rights.
    The Debtors apparently believe that the Board of Directors can represent the interests of the Series A Holders, even though: (i) the members of the Board were apparently appointed directly by the Series B Holder, or indirectly by Board Members appointed by the Series B Holder (i.e., they were not appointed by the Series A Holders); (ii) the Series A Holders do not have any direct representation on the Board, contrary to the governing charter documents; (iii) the Series A Holders are adverse to the Series B Holder; and (iv) prior to the commencement of these Chapter 11 Cases, Regis had conducted an examination of certain of the Debtors books and records and based upon that examination requested the Debtors to, among other things, take various actions against the prior management and members of the Board.
    While the Debtors apparently believe that there may be no value to equity, the market place continues to affirm that the Debtors are solvent.
    The Debtors apparently believe that it would be too costly to appoint an Official Series A Common Stock Committee, ignoring the costs of having to address issues raised by the Series A Holders even if there were no committee.

The Committee Response offers as further evidence of the adequate representation of the Series A Holders, the Committee's own role in these Chapter 11 Cases. This is the same Committee that:

    Vehemently opposes an equity committee;
    Has irrevocably concluded that equity is out of the money (Committee Response at p. 6);
    Supported a release of the Prepetition Revolving Lender Parties;
    Has pre-judged any equity committee as one which would: (i) raise "duplicative and irrelevant matters: (ii) "shift their 'hold up' costs to the estates"; and (iii) "have the ability to represent themselves." (see Committee Response at 4 and 6); and
    In large measure represented vendors prepetition and appears to be singularly focused on protecting vendors (see Committee Response at p. 5) ("Every single available dollar that the Debtors have needs to be devoted to the reinstatement and assumption of the vendor program.").

There is no basis to conclude that such a Committee (that has no fiduciary duty to protect the interests of the Series A Holders) can represent the interests of the Series A Holders.

In what can only be viewed as a desperate effort to thwart any consideration of an equity committee, the Debtors and the Committee employ the scare tactic of suggesting that any appointed equity committee must follow the Debtors' charter documents and be 75% controlled by the Class B Holder. Neither the Debtors nor the Committee offer any controlling support for such a position. In fact, that governing statute is directly to the contrary.

As noted earlier, section 1102(a)(1) leaves it to the sound discretion of the United States Trustee to appoint "additional committees . . . of equity security holders as the United States trustee deems appropriate." The United States Trustee can, in its discretion, conclude that an insider of the Debtors, who is the subject of pending investigations and lawsuits and whose interests are adverse to and in conflict with the Series A Holders, is not eligible to serve on any appointed equity committee. As the Derivative Complaint, Class Action Complaint, and Liberation Complaint make clear, the Series B Holder has numerous conflicts of interests that preclude participation in any Official Series A Common Stock Committee.

Furthermore, to the extent that section 1102(a)(2) is relevant to the inquiry of the United States Trustee, the statutory language contemplates an equity committee comprised of a particular kind or kinds of equity securities. Section 1102(b)(2) indicates that the persons to serve on an equity committee shall ordinarily consist of persons "that hold the seven largest amounts of equity securities of the debtor of the kinds represented on such committee. 11 U.S.C. section 1102(b)(2) (emphasis added). The use of the phrase "of the kinds represented" leaves open the possibility of an equity committee representing all different kinds of equity securities of a debtor, or an equity committee representing only certain kinds of equity securities of a debtor. The statutory directive is clearly not that an equity committee must represent all equity securities that a debtor might have. If such were the legislative intent, the statutory language would have been drafted differently.

THE MARGINAL INCREMENTAL COST OF A SERIES A COMMITTEE IS NOT AN APPROPRIATE JUSTIFICATION FOR DISENFRANCHISING THE SERIES A HOLDERS

Judge Lifland's decision in Williams teaches that the appointment of an equity committee requires balancing costs against adequate representation. Where a debtor is hopelessly insolvent, the incremental costs and the need for adequate representation generally weigh against the appointment of an equity committee. However, where, as is the case here, the Debtors are not hopelessly insolvent, and the facts indicate that the Debtors are (or at least in the Debtors' own formulation, "may be") solvent, incremental costs cannot be a basis to deny representation.

In these Chapter 11 Cases, the embedded professional costs are mounting. As compared to these costs, the additional costs of an equity committee are insubstantial. If selected as counsel for such an equity committee, the hourly rate for ST&G's lead counsel is $580 per hour, substantially less than the lawyers, and some financial advisors, already employed. See "Chart of Professionals Employed by the Debtors' Estates and Their Hourly/Monthly Rates" annexed hereto as Exhibit "F." Similarly, any financial advisor appointed for an equity committee will undoubtedly have a modest monthly fee, consistent with current proposals, and receive most of its compensation from the recovery realized by equity holders, rather than the estates as a whole.

The effort by the Debtors and the Committee to cast the costs of an equity committee as being significant is belied by the facts. To date, Regis and Yacktman have shown considerable deference to the business judgment of the Debtors, by not objecting to the Debtors' various administrative motions (including the employment of a team of professionals,) or the Debtors' substantive motions, including debtor in possession financing, the Debtors' rejection of leases, or the Debtors' proposed going out of business auction (the "GOB Sale").

Without any apologies, Regis and Yacktman do believe that Series A Holders are entitled to basic financial information and have sought to obtain basic financial information. To date, Regis and Yacktman have been unsuccessful in obtaining such information. By their actions, the Debtors have made it clear that without the imprimatur of an official committee, there will not be a free flow of information to Series A Holders.

The Committee's diatribe on the issue of costs is wholly unfounded. The Committee asserts that the direct costs of an equity committee would be $400,000 to $500,000 per month. While such a monthly budget may reflect the Committee's view of an appropriate professional fee run rate, it is inconceivable that an equity committee's professionals, appropriately staffed and focused, would generate, on an ongoing basis, anywhere near such a monthly burn rate. The Committee also references the "indirect costs" of having to address such an equity committee; however, even without an equity committee being appointed, such indirect costs would be incurred by reason of the ongoing participation in the Chapter 11 Cases by the Series A Holders. In fact, without an equity committee to organize and coordinate such actions, such indirect costs are likely to be greater without an equity committee being appointed.

In an effort to support its unfounded assertions, the Committee argues that the request made by Regis and Yacktman for basic financial information is extraordinary and duplicative. See Committee Response at 4. One need only review the actual request (see Exhibit B to the Committee Response) to recognize the limited nature of the request for basic financial information. The suggestion that it is "extraordinary" and "duplicative" to ask for financial information so parties are informed, reflects either a fundamental misunderstanding of the chapter 11 process, or a blatant mischaracterization of the information request.

Perhaps the most egregious of the Committee's efforts to misdirect and misinform is the argument advanced regarding the alleged costs associated with the preparation of restated financial statements. As a preliminary matter, there is no foundation for the suggestion that such preparation will cost between $9 and $12 million. But more importantly, what is not said is that the Debtors might have to incur this cost, without regard to whether the Debtors continue to be a public reporting company, due to the requirements of existing lenders or exit financing lenders, a desire to access the capital markets, or otherwise.

Moreover, the argument that is advanced by the Committee that without incurring such costs, there is no value to the equity is absolutely false. Under the absolute priority rule, equity holders are entitled to a distribution based upon the Debtors' solvency. The form of the distribution (cash, property, or securities), and, in the case of securities, whether the securities are freely tradable and listed, are structural considerations that are separate and apart from the controlling legal issue that where a debtor is solvent, equity holders have an absolute right to a distribution.

Furthermore, the Debtors' exit from chapter 11 does not require waiting a year or two or more for historical financial statements to be prepared. There are numerous scenarios under which the Debtors can emerge from chapter 11 and preserve value for equity holders, with the restatement of historical financial statements either occurring after the exit from chapter 11, or being avoided entirely based upon the particular exit structure. This latter point is critical: scenarios exist where value is preserved for existing equity holders and restated historical financial statements are not required to be prepared.

Examples of exist structures include:

      a sale of all of the Debtors' assets to a privately held company or a public company and a distribution of proceeds (cash and/or new securities) being shared by the creditors and shareholders of the Debtors, with such transactions, depending upon the particular form, requiring the buyer to incorporate in its public reports limited restated historical financial information of the Debtors, or requiring no such restatement of the Debtors historical financial information (e.g., a cash sale, or an exchange of equity interests in the Debtors for notes or other securities of a private company);
      a "restructuring" that results in the Debtors continuing as stand alone entities, but with a number of shareholders of record such that public reporting requirements are inapplicable (and thus no restatement of the Debtors historical financial information being required); or
      a "restructuring" of the Debtors that imposes limitations on its equity securities until such time as the Debtors can come into compliance with applicable public reporting requirements (either by completing the required restatement after the exit from chapter 11, or waiting a sufficient number of years after exiting chapter 11 that going forward financial statements become available).

Finally, the Creditors Response ignores the obvious point of involving the Securities and Exchange Commission in the planning of the Debtors' exit to insure that existing value of equity interests are preserved and reporting requirements, if applicable, are met. Until the Debtors' specific exit scenario is determined, the scope and costs of any potential restatement of the Debtors' historical financial information is not known. Thus, the suggestion that the Debtors have to incur $9 to $12 million dollars to prepare restated historical financial statements is incorrect.

The Committee's parochial view of the options available to preserving equity value simply underscores the point made earlier that the Committee cannot possibly be relied upon to represent the interests of equity holders.

THE SERIES A HOLDERS AS A CLASS ARE NOT REPRESENTED BY INDIVIDUAL HOLDERS AND REQUIRE AN EQUITY COMMITTEE TO BE REPRESENTED

Stutman, Treister & Glatt has appeared in these Chapter 11 Cases on behalf of its clients, Regis and Yacktman. As a result, the Amended Bar Date Order (see Exhibit "I" annexed hereto) was entered providing, in part, for specific relief in favor of Regis and Yacktman. Other Series A Holders have not received such specific relief. A particular Series A Holder does not represent the interests of all Series A Holders, and if every Series A Holder were forced to appear and be heard in connection with these Chapter 11 Cases, the costs and burden would increase significantly. The Bankruptcy Code provides for committees because collective representation is effective and efficient for the reorganization process.

There are 17,618,818 shares of Series A Common Stock outstanding. The fact that there are a few large holders of such shares does not negate the fact that it appears that the vast majority of the shares are widely held. The Committee suggests that an average daily trading volume of 1.5% is indicative of the number of beneficial holders. It is not. The average daily trading volume provides no visibility as to whether the same shares are trading hands, or the number of shares exchanged in each trade. Moreover, it provides no indication of the millions of shares not represented by the average daily trading volume.

CONCLUSION

At the February 18, 2005 Omnibus Hearing, the Debtors represented to the Court, and made an offer of proof, that these Chapter 11 Cases are large and complex. The Committee did not object to the Debtor's offer of proof. See Excerpts from the Transcript of Hearing, February 18, 2005 (a copy of which is annexed hereto as Exhibit "J").

As a large and complex case, it is essential that key parties in interest have a seat at the negotiating table. Presently, the only parties in interest who do not have an official seat are the Series A Holders. Numerous important issues in these Chapter 11 Cases "have been vetted and resolved" (see Creditors Response at 7), with the Series A Holders looking in from the outside, after the fact, without complete information. It now appears that following the GOB Sale, the Debtors will be focused on finalizing their vendor program, gearing up for Mother's Day, and formulating a plan of reorganization for exiting chapter 11 (either before or after the Christmas holiday). Without an equity committee to adequately represent them, the Series A Holders will remain outsiders to the restructuring process. To force themselves into the process through discovery and litigation will be expensive and distracting for the estates, but will be the only recourse available to the Series A Holders who are otherwise shut out of the process. These Debtors are not hopelessly insolvent, but rather are solvent. The market so believes, and one potential plan proponent has made an offer based upon such a view. The necessary predicates to developing a plan of reorganization and confirming a plan of reorganization will require confronting the solvency issue directly. With an Official Series A Common Stock Committee, the Series A Holders will have a voice in the process and can be an informed and constructive participant. To deprive the Series A Holders of such adequate representation in a large and complex case, when no one else is looking out for their interests, where the Debtors are not hopelessly insolvent, and where the costs of such representation is incrementally insubstantial, runs afoul of the open and participatory principles upon which chapter 11 is based.

Regis and Yacktman appreciate the time and consideration the United States Trustee has dedicated to their request for appointment of an Official Series A Common Stock Committee. If you have any questions about the foregoing, or if you require any additional information, please let us know.

Sincerely,

Michael H. Goldstein

MHG:lp

Encls.

cc: John William (Jack) Butler, Jr., Esq. (w/encls.)
Glen B. Rice, Esq. (w/encls.)
Robert E. Dye, Jr. (w/encls.)
Matt Venturi (w/encls.)
Eric D. Winston, Esq. (i/o) (w/encls.)
Christine M. Pajak, Esq. (i/o) (w/encls.)